Exhibit 21.1

List of Subsidiaries of Aquinox Pharmaceuticals (USA) Inc.

Subsidiaries	Incorporation
Aquinox Pharmaceuticals Inc.*	Canada

*	Following the effectiveness of the exchange as described in the section of the prospectus included with this registration statement captioned “Description of Capital Stock—Exchangeable Shares”, Aquinox Pharmaceuticals Inc. will become a wholly owned subsidiary of Aquinox Pharmaceuticals (USA) Inc.